Room 4561

	August 10, 2005

Mr. Amrit K. Das
Chief Executive Officer
netGuru, Inc.
22700 Savi Ranch Parkway
Yorba Linda, California 92887

Re:	netGuru, Inc.
	Amendment No. 1 to Registration Statement on Form S-3 filed
July
21, 2005
	File No. 333-124920

Dear Mr. Das:

      We have reviewed your filings and have the following comments.

Item 16. Exhibits

1. We note your response to comment no. 10 in our letter dated
June
10, 2005 and the revised opinion of counsel with respect to the 3,845,078 shares being registered by this registration statement and the 2,127,787 shares being combined from your Form S-3, File No. 333-
112181. However, the shares that are the subjects of counsel`s opinion are unclear and, more specifically, it is difficult to understand counsel`s limitation as to shares "presently owned." Please have counsel revise their opinion to specifically note which shares they are opining upon. Further, it appears that the statement in counsel`s opinion referring to the "completion of the proceedings being taken or contemplated by netGuru or [counsel]" is an inappropriate and broad assumption. Please remove the assumption or describe in reasonable detail the nature of the steps not yet taken which counsel assumes will occur.


*              *              *              *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	Nimish Patel, Esq.
	Richardson & Patel LLP
	10900 Wilshire Boulevard, Suite 500
	Los Angeles, California 90024
	Telephone: (310) 208-1182
	Facsimile:  (310) 208-1154

	Cristy Lomenzo Parker, Esq.
	Rutan & Tucker, LLP
	611 Anton Boulevard, Suite 1400
	Costa Mesa, California 92626
	Telephone: (714) 641-5100
	Facsimile:  (714) 546-9035